UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 11-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 000-12477
THE RETIREMENT AND SAVINGS PLAN FOR
AMGEN MANUFACTURING, LIMITED
State Road 31, Kilometer 24.6, Juncos, Puerto Rico 00777
(Full title and address of the plan)
AMGEN INC.
(Name of issuer of the securities held)

One Amgen Center Drive,	91320-1799
Thousand Oaks, California	(Zip Code)
(Address of principal executive offices)

The Retirement and Savings Plan for
Amgen Manufacturing, Limited
Audited Financial Statements
and Supplemental Schedule

Years Ended December 31, 2013 and 2012

Report of Independent Registered Public Accounting Firm
Amgen Manufacturing, Limited, as Named Fiduciary, and the Plan Participants
of The Retirement and Savings Plan for Amgen Manufacturing, Limited
We have audited the accompanying statements of net assets available for benefits of The Retirement and Savings Plan for Amgen Manufacturing, Limited (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ ERNST & YOUNG LLP
San Juan, Puerto Rico
June 11, 2014

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Statements of Net Assets Available for Benefits

	December 31
	2013	2012
Assets
Investments at fair value	$274,900,596	$205,455,233
Notes receivable from participants	15,605,826	14,324,229
Other – principally due from broker	249,318	192,076
Total assets	290,755,740	219,971,538
Liabilities
Other – principally due to broker	214,079	247,008
Net assets reflecting investments at fair value	290,541,661	219,724,530
Adjustment from fair value to contract value for interest in collective trust fund relating to fully benefit-responsive investment contracts	(177,233)	(543,924)
Net assets available for benefits	$290,364,428	$219,180,606
See accompanying notes.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2013	2012
Additions to (deductions from) net assets:
Employer contributions	$13,597,067	$13,701,968
Participant contributions	11,169,958	10,398,675
Rollover contributions	691,456	218,758
Interest and dividend income	2,364,435	2,032,895
Net realized/unrealized gains	52,246,722	29,003,843
Interest income on notes receivable from participants	602,165	575,959
Benefits paid	(9,087,392)	(6,043,477)
Investment and administrative fees	(400,589)	(331,493)
Net increase	71,183,822	49,557,128
Net assets available for benefits at beginning of year	219,180,606	169,623,478
Net assets available for benefits at end of year	$290,364,428	$219,180,606
See accompanying notes.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements
December 31, 2013
1. Description of the Plan
The following description of The Retirement and Savings Plan for Amgen Manufacturing, Limited (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan was established effective January 1, 2002, most recently amended and restated effective January 1, 2012, and subsequently amended, with the most recent amendment adopted December 1, 2012. The Plan is a defined contribution plan covering substantially all Puerto Rico resident employees of Amgen Manufacturing, Limited (the Company), a wholly owned subsidiary of Amgen Inc. (Amgen). The Plan, as amended and restated, is intended to qualify under Section 1081.01 of the New Puerto Rico Internal Revenue Code (the PR Code) (see Note 5, Income Tax Status) and section 407(d)(3)(A) of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Subject to certain limitations (as defined in the Plan), participants may elect to contribute up to 30% of their eligible compensation in pre-tax contributions and after-tax contributions or a combination of these types of contributions. A participant’s pre-tax contributions are subject to PR Code and Plan limitations and could not exceed $15,000 in 2013 and $13,000 in 2012. Participants may elect to contribute after-tax contributions beginning January 1 of the year following the year the participant was hired. Participant after-tax contributions are subject to PR Code and Plan limitations and could not exceed $1,500 in 2013 and 2012. Unless an employee has voluntarily enrolled in the Plan or has declined to participate in the Plan within the first 30 days of employment, all newly eligible participants are automatically enrolled in the Plan and contributions equal to 5% of their eligible compensation are withheld and contributed to the Plan as pre-tax contributions; such contributions are automatically increased by 1% per year until their contributions reach 10% of their eligible compensation. Participants may elect to adjust, cease or resume their contributions at any time.
Participants who are at least age 50 by the close of the Plan year may also elect to make certain additional pre-tax contributions, referred to as catch-up contributions, that are subject to PR Code and Plan limitations and could not exceed $1,500 in 2013 and 2012. Participants may also contribute pre-tax and after-tax amounts representing distributions from certain other retirement plans qualified in Puerto Rico, referred to as rollover contributions (as defined in the Plan).

Each pay period, the Company makes a non-elective contribution for all eligible participants, whether or not they have elected to make contributions to the Plan, equal to 4% of each participant’s eligible compensation up to a maximum of $10,200 in 2013 and $10,000 in 2012 (Core Contributions). In addition, the Company makes a contribution equal to amounts contributed by the participant as pre-tax contributions, including catch-up contributions, of up to 5% of eligible compensation (Matching Contributions). Matching Contributions could not exceed $12,750 in 2013 and $12,500 in 2012.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)

1. Description of the Plan (continued)
 Contributions (continued)
Participants select the investments in which their contributions, including their Core Contributions and Matching Contributions (collectively Company Contributions), are to be invested, electing among various alternatives, including Amgen Inc. common stock (Amgen stock). Participants may direct a maximum of 20% of contributions to be invested in Amgen stock. In addition, participants may transfer amounts among the investment options at any time, subject to certain limitations. Notwithstanding the foregoing, if 20% or more of the value of a participant’s Plan account is invested in Amgen stock, no transfers from other investment options can be made to invest in Amgen stock.
The accounts of participants who had never made an investment election are allocated to investments under a qualified default investment alternative which is intended to be compliant with ERISA regulations. At any time, participants may elect to alter the investments in their accounts made under a qualified default investment alternative.
Vesting
Participants are immediately vested with respect to their contributions, Company Contributions, and earnings and losses (hereafter referred to as “earnings”) thereon.
Participant Accounts
Each participant’s account is credited with: (a) the participant’s contributions, (b) an allocation of Company Contributions and (c) earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Plan Investments
Participants can invest in any of 16 different asset classes (14 asset classes prior to July 1, 2013) as well as Amgen stock or may actively manage their account under a self-directed brokerage arrangement in which a wider array of investment options are available. The value of an investment in an asset class is determined by its underlying investment vehicles which may include one or more of the following: mutual funds, collective trust funds and portfolios which are separately managed exclusively for the benefit of Plan participants and their beneficiaries (separately managed portfolios). The separately managed portfolios are primarily composed of investments in publicly traded common and preferred stocks. The asset classes are designed to provide participants with choices among a variety of investment objectives.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)

1. Description of the Plan (continued)
Payments of Benefits
Subject to Plan limitations, upon termination of employment, including termination due to disability (as defined in the Plan) or retirement, a participant may elect to receive an amount equal to the value of his or her account balance in (a) a single payment in cash, (b) a single distribution in full shares of Amgen stock (with any fractional shares paid in cash), (c) a single distribution paid in a combination of cash and full shares of Amgen stock, or (d) a rollover distribution to an eligible retirement plan. If a participant dies before receiving the value of his or her account balance, the participant’s named beneficiary may elect to receive the distribution of remaining funds from among the alternatives described above, subject to certain Plan limitations.
Subsequent to termination of employment, participants may also elect to maintain their account balance in the Plan, provided that their account balance is greater than $1,000.
Certain restrictions apply to withdrawals from the Plan while a participant continues to be employed by the Company.
Notes Receivable from Participants
Subject to certain restrictions, a participant can have up to two loans outstanding at any one time from his or her Plan account with a combined maximum loan amount which may not exceed the lesser of (a) 50% of the participant’s account balance or (b) $50,000 less certain adjustments, as applicable (as defined in the Plan). A participant’s loan is secured by his or her Plan account balance. Loans made prior to January 1, 2006 bear interest at fixed rates based on the average borrowing rates of certain major banks. Loans made on or after January 1, 2006 bear interest at fixed rates which, until changed by the Company, are based on the prime rate plus one percentage point as published in The Wall Street Journal determined as of the last day of the calendar quarter preceding origination or such other rate as may be required by law. Loans are generally payable in installments over periods ranging from one to five years, unless the loan is used to acquire a principal residence for which the term of the loan may be up to 20 years. Principal and interest payments are allocated to the participant’s account.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon termination, participants would receive distributions of their account balances.
Trustee
Banco Popular de Puerto Rico is the Plan’s trustee.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.
Fair Value Measurement
The investments of the Plan are reported at fair value. Fair value is generally defined as the price that would be received to sell an asset or paid to transfer a liability (the exit price) in an orderly transaction between market participants at the measurement date (see Note 3, Fair Value Measurements).
Investment Income and Losses
Dividend income is recognized on the ex-dividend date and interest income is recorded on an accrual basis. Unrealized gains and losses on investments are measured by the change in the difference between the fair value and cost of the securities held at the beginning of the year (or date purchased if acquired during the Plan year) and the end of the year. Realized gains and losses from security transactions are recorded based on the weighted-average cost of securities sold.
Fully Benefit-Responsive Investment Contracts
The Plan holds units of collective trust funds that have investments in fully benefit-responsive investment contracts. Such contracts held directly or indirectly by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate qualified transactions related to these investments. The Statements of Net Assets Available for Benefits present these contracts at fair value with an adjustment to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.
Notes Receivable from Participants
Notes receivable from participants are carried at their unpaid balance plus accrued but unpaid interest, as applicable.
Due from/to Brokers
Purchases and sales of investments are recorded on a trade-date basis. Amounts due from brokers and due to brokers arise from unsettled sale and purchase transactions as of December 31, 2013 and 2012.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)

3. Fair Value Measurements
The Plan uses various valuation approaches in determining the fair value of investments within a hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the investment based on market data obtained from independent sources. Unobservable inputs are inputs that reflect assumptions about the inputs that market participants would use in pricing the investment and are developed based on the best information available in the circumstances. The fair value hierarchy is divided into three levels based on the source of inputs as follows:
Level 1 – Valuations based on unadjusted quoted prices in active markets for identical investments that the Plan has the ability to access;
Level 2 – Valuations for which all significant inputs are observable, either directly or indirectly, other than level 1 inputs;
Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.
The availability of observable inputs can vary among the various types of investments. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used for measuring fair value may fall into different levels of the fair value hierarchy. In such cases, for financial statement disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is categorized is based on the lowest level of input used that is significant to the overall fair value measurement.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)
The following fair value hierarchy table presents information about each major class/category of the Plan’s investments measured at fair value:

	Fair value measurements at December 31, 2013 using
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Amgen stock	$54,032,973	$—	$—	$54,032,973
Cash and cash equivalents	261,284	—	—	261,284
Common and preferred stocks:
Large cap growth	23,690,533	—	—	23,690,533
Large cap value	9,304,001	—	—	9,304,001
Small-mid cap growth	1,766,219	—	—	1,766,219
Small-mid cap value	22,678,407	—	—	22,678,407
Other	832,271	—	—	832,271
Mutual funds:
Emerging markets equity	1,734,759	—	—	1,734,759
Fixed income	6,418,886	—	—	6,418,886
High yield debt	4,663,790	—	—	4,663,790
International growth	4,933,253	—	—	4,933,253
International value	13,581,116	—	—	13,581,116
Real estate investment index	5,079,653	—	—	5,079,653
Small-mid cap growth	1,666,558	—	—	1,666,558
Collective trust funds:
Capital preservation	—	22,331,310	—	22,331,310
Emerging markets equity	—	3,881,576	—	3,881,576
Fixed income	—	7,614,515	—	7,614,515
Fixed income index	—	3,113,934	—	3,113,934
Inflation indexed debt	—	1,774,200	—	1,774,200
International growth	—	5,751,246	—	5,751,246
International index	—	1,391,893		1,391,893
International value	—	904,908	—	904,908
Large cap growth	—	1,769,683	—	1,769,683
Large cap index	—	54,109,878	—	54,109,878
Large cap value	—	583,305	—	583,305
Short term investments	—	3,306,339	—	3,306,339
Small-mid cap growth	—	278,605	—	278,605
Small-mid cap index	—	16,157,311	—	16,157,311
Small-mid cap value	—	1,288,190	—	1,288,190
	$150,643,703	$124,256,893	$—	$274,900,596

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

	Fair value measurements at December 31, 2012 using
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Amgen stock	$39,777,427	$—	$—	$39,777,427
Cash and cash equivalents	169,867	—	—	169,867
Common and preferred stocks:
Large cap growth	17,971,848	—	—	17,971,848
Large cap value	4,921,690	—	—	4,921,690
Small-mid cap growth	1,966,733	—	—	1,966,733
Small-mid cap value	15,271,526	8,794	—	15,280,320
Other	684,275	—	—	684,275
Mutual funds:
High yield debt	3,771,941	—	—	3,771,941
Inflation indexed debt	1,078,504	—	—	1,078,504
International growth	6,661,875	—	—	6,661,875
International value	10,242,760	—	—	10,242,760
Real estate investment trust index	4,999,478	—	—	4,999,478
Collective trust funds:
Capital preservation	—	19,299,926	—	19,299,926
Emerging markets equity	—	6,276,475	—	6,276,475
Fixed income	—	11,388,372	—	11,388,372
Inflation indexed debt	—	87,961	—	87,961
International growth	—	2,834,318	—	2,834,318
International value	—	931,634	—	931,634
Large cap growth	—	821,472	—	821,472
Large cap index	—	41,487,995	—	41,487,995
Large cap value	—	231,842	—	231,842
Short term investments	—	3,617,535	—	3,617,535
Small-mid cap growth	—	112,439	—	112,439
Small-mid cap index	—	9,140,982	—	9,140,982
Small-mid cap value	—	1,697,564	—	1,697,564
	$107,517,924	$97,937,309	$—	$205,455,233

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)
The fair value of common stocks (including Amgen stock), preferred stocks and mutual funds are valued using quoted market prices in active markets with no valuation adjustment.
Collective trust funds represent interests in pooled investment vehicles designed typically for collective investment of employee benefit trusts. The fair values of these investments are determined by reference to the net asset value per unit provided by the fund managers. The unit values are based on the fair values of the trusts’ underlying assets, which are principally equity and fixed income securities and short-term investments. The investment strategies of the Plan’s collective trust funds vary generally based on the investment objectives of the asset class of which they are a part. Such investment strategies include investments in fixed income securities and investments in equity securities in domestic and international markets for growth and value objectives as well as to replicate market indexes and to invest in emerging markets. The only redemption restriction with respect to these investments is on the Wells Fargo Stable Return Fund G, which requires a one-year notice to be given in the event of complete liquidation.
4. Investments
The fair values of individual investments that represent 5% or more of the Plan’s net assets as of December 31, 2013 and 2012 are as follows:

	December 31
	2013	2012
Northern Trust Collective S&P 500 Index Fund – Non Lending – Collective trust fund	$54,109,878	*
Amgen stock	54,032,973	$39,777,427
Wells Fargo Stable Return Fund G – Collective trust fund	22,331,310	19,299,926
Northern Trust Collective Extended Equity Market Index Fund – Non Lending – Collective trust fund	16,157,311	*
Blackrock Equity Index Fund F – Collective trust fund	*	37,505,088
*Investment balance was less than 5% of the Plan's net assets.
 During the years ended December 31, 2013 and 2012, net realized and unrealized gains on the Plan’s investments were as follows:

	Year Ended December 31
	2013	2012
Amgen stock	$13,117,987	$10,071,262
Common and preferred stocks	16,113,118	6,252,359
Mutual funds	3,579,902	3,215,869
Collective trust funds	19,450,480	9,463,527
Other	(14,765)	826
	$52,246,722	$29,003,843

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)

5. Income Tax Status
The Plan received a determination letter from the Puerto Rico Treasury Department (PRTD) dated June 22, 2007, with an effective date of January 1, 2006 stating that the Plan is qualified, in form, under Section 1165 of the Puerto Rico Internal Revenue Code of 1994, as amended (the 1994 PR Code) and therefore, the related trust forming part of the Plan is exempt from taxation. The 1994 PR Code was repealed and the PR Code became effective for taxable years starting after December 31, 2010. Several rules related to the qualification of pension plans were amended effective for taxable year 2011, and others effective for taxable year 2012. The provisions of the PR Code also require that the Plan be amended in order to comply with those requirements, and the deadline for compliance was extended by the PRTD to coincide with the sponsoring employer's due date for filing its 2013 corporate tax return (generally, April 15, 2014 for calendar year filers)(the Compliance Deadline). The PR Code also required that the Plan be submitted to the PRTD in order to obtain a new determination letter issued by the PRTD to maintain the Plan’s qualified status. The request of a new determination letter must have been submitted to the PRTD in accordance with the Compliance Deadline.
For taxable years 2012 and 2013, the Company believes the Plan was amended to satisfy, and operated in compliance with, the applicable requirements of the PR Code. The Company therefore believes that the Plan is qualified and the related trust is tax exempt. On April 4, 2014, the Company timely requested a determination letter from the PRTD in order to comply with the rules provided by the PR Code. The Company is awaiting a response from the PRTD regarding its submission.
Accounting principles generally accepted in the United States require the Company to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination. As of December 31, 2013, no uncertain tax positions have been taken or are expected to be taken, and no amounts related to uncertain tax positions have been recorded in the Plan’s financial statements. The Plan is subject to audits by the PRTD, however there are currently no audits for any periods in progress. The Company believes the Plan is no longer subject to PRTD examinations with respect to annual reports for years prior to 2009.
6. Services Provided by the Company
During 2013 and 2012, the Company paid trustee fees and certain other administrative costs on behalf of the Plan.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)

7. Reconciliation of Financial Statements to Form 5500
The reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2013 and 2012 consisted of the following:

	December 31
	2013	2012
Net assets available for benefits per the financial statements	$290,364,428	$219,180,606
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	177,233	543,924
Amounts allocated to withdrawing participants	(1,000)	(3,361)
Deemed loans	(244,834)	(153,549)
Net assets per the Form 5500	$290,295,827	$219,567,620
For the year ended December 31, 2013, the following is a reconciliation of the net investment income per the financial statements to the Form 5500:

Year Ended December 31 2013
Interest and dividend income	$2,364,435
Net realized/unrealized gains	52,246,722
Total net investment income per the financial statements	54,611,157
Adjustment from fair value to contract value for interest in collective trust funds relating to fully benefit-responsive investment contracts:
Less prior year adjustment	(543,924)
Add current year adjustment	177,233
Total net investment income per the Form 5500	$54,244,466
For the year ended December 31, 2013, the following is a reconciliation of distributions per the financial statements to the Form 5500:

Year Ended December 31 2013
Benefits paid	$(9,087,392)
Investment and administrative fees	(400,589)
Total distributions per the financial statements	(9,487,981)
Add prior year amounts allocated to withdrawing participants	3,361
Less current year amounts allocated to withdrawing participants	(1,000)
Add prior year deemed loan balance	153,549
Less current year deemed loan balance	(244,834)
Total distributions per the Form 5500	$(9,576,905)

Supplemental Schedule
The Retirement and Savings Plan for Amgen Manufacturing, Limited
EIN: 98-0210484 Plan: #001
December 31, 2013
Schedule H, line 4i – Schedule of Assets (Held at End of Year)

Identity of Issue	Description of Investment	Current Value

Amgen stock*	Employer Securities 473,641 shares		$54,032,973

Capital Preservation Asset Class:
Wells Fargo Stable Return Fund G*	Collective trust fund 435,306 units	$22,331,310
NT Collective Short Term Investment Fund*	Collective trust fund 1,329,239 units	1,329,239
Total Capital Preservation Asset Class			23,660,549

Emerging Markets Equity Asset Class:
JP Morgan Emerging Markets Equity Focus Fund*	Collective trust fund 109,734 units	1,894,014
Artisan Emerging Markets Fund	Mutual Fund 137,898 shares	1,734,759
Blackrock FTSE RAFI Emerging Index Fund - Non Lendable*	Collective trust fund 158,446 units	1,691,653
NT Collective Emerging Markets Fund - Non Lending*	Collective trust fund 1,938 units	295,909
Total Emerging Markets Equity Asset Class			5,616,335

Fixed Income Asset Class:
PIMCO Total Return Fund	Mutual Fund 600,457 shares	6,418,884
JP Morgan Core Bond Fund*	Collective trust fund 396,159 units	6,401,926
NT Collective Aggregate Bond Index Fund - Non Lending*	Collective trust fund 9,777 units	1,212,589
Total Fixed Income Asset Class			14,033,399

Fixed Income Index Asset Class:
NT Collective Aggregate Bond Index Fund - Non Lending*	Collective trust fund 25,106 units	3,113,934
Total Fixed Income Index Asset Class			3,113,934

High Yield Asset Class:
Blackrock High Yield Bond Fund	Mutual Fund 286,279 shares	2,353,214
Mainstay High Yield Corporate Bond Fund	Mutual Fund 381,913 shares	2,310,575
NT Collective Short Term Investment Fund*	Collective trust fund 350,387 units	350,387
Total High Yield Asset Class			5,014,176

Inflation Protection Asset Class:
NT Collective Treasury Inflation-Protected Securities Index Fund - Non Lending*	Collective trust fund 13,818 units	1,774,200
Total Inflation Protection Asset Class			1,774,200

International Growth Asset Class:
Artisan International Fund*	Collective trust fund 246,920 units	5,128,530
MFS Institutional International Equity Fund	Mutual Fund 219,940 shares	4,933,253
NT Collective EAFE Index Fund - Non Lending*	Collective trust fund 2,304 units	622,716
Thai baht	Cash and cash equivalents 411 units	411
Brazilian real	Cash and cash equivalents 115 units	115
Total International Growth Asset Class			10,685,025

International Index Asset Class:
NT Collective All Country World Index (ACWI) Ex-US Fund - Non Lending*	Collective trust fund 10,625 units	1,391,893
Total International Index Asset Class			1,391,893

International Value Asset Class:
Dodge & Cox International Fund	Mutual Fund 315,546 shares	13,581,116

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
NT Collective EAFE Index Fund - Non Lending*	Collective trust fund 3,347 units	904,908
Total International Value Asset Class			14,486,024

Large Cap Growth Asset Class:
NT Collective Russell 1000 Growth Index Fund - Non Lending*	Collective trust fund 7,147 units	1,769,681
Google Inc. Class A	Common and preferred stock 1,085 shares	1,215,969
Visa Inc. Class A	Common and preferred stock 4,770 shares	1,062,182
Amazon.com Inc.	Common and preferred stock 2,200 shares	877,337
Facebook Inc.	Common and preferred stock 12,360 shares	675,597
priceline.com Inc.	Common and preferred stock 578 shares	671,867
Salesforce.com Inc.	Common and preferred stock 11,310 shares	624,199
NT Collective Short Term Investment Fund*	Collective trust fund 478,577 units	478,577
Las Vegas Sands Corporation	Common and preferred stock 6,030 shares	475,587
Baidu, Inc.	Common and preferred stock 2,580 shares	458,930
Biogen Idec Inc.	Common and preferred stock 1,535 shares	429,417
Linkedin Corporation Class A	Common and preferred stock 1,660 shares	359,938
Chipotle Mexican Grill Inc.	Common and preferred stock 645 shares	343,643
Regeneron Pharmaceuticals, Inc.	Common and preferred stock 1,245 shares	342,674
Apple Inc.	Common and preferred stock 580 shares	325,444
ASML Holding N. V.	Common and preferred stock 3,375 shares	316,238
National Oilwell Varco, Inc.	Common and preferred stock 3,790 shares	301,419
Schlumberger Limited	Common and preferred stock 3,325 shares	299,616
Walt Disney Company	Common and preferred stock 3,921 shares	299,564
ARM Holdings PLC	Common and preferred stock 5,325 shares	291,491
Mastercard, Inc. Class A	Common and preferred stock 340 shares	284,056
Nike Inc. Class B	Common and preferred stock 3,600 shares	283,104
Gilead Sciences Inc.	Common and preferred stock 3,590 shares	269,789
Alexion Pharmaceuticals Inc.	Common and preferred stock 2,025 shares	269,447
Splunk Inc.	Common and preferred stock 3,900 shares	267,813
Starbucks Corporation	Common and preferred stock 3,413 shares	267,545
International Business Machines Corporation	Common and preferred stock 1,412 shares	264,849
Microsoft Corporation	Common and preferred stock 7,070 shares	264,630
Intuitive Surgical, Inc.	Common and preferred stock 655 shares	251,572
Monsanto Company	Common and preferred stock 2,025 shares	236,014
Southwestern Energy	Common and preferred stock 6,000 shares	235,980
Biomarin Pharmaceutical Inc.	Common and preferred stock 3,240 shares	227,675
Costco Wholesale Corporation	Common and preferred stock 1,870 shares	222,549
Honeywell International Inc.	Common and preferred stock 2,400 shares	219,288
Cerner Corporation	Common and preferred stock 3,875 shares	215,993
The Charles Schwab Corporation	Common and preferred stock 8,025 shares	208,650
Coca-Cola Company	Common and preferred stock 4,949 shares	204,443
Yahoo! Inc.	Common and preferred stock 5,040 shares	203,818
Ulta Salon Cosmetics & Fragrance Inc.	Common and preferred stock 2,050 shares	197,866
FMC Technologies Inc.	Common and preferred stock 3,775 shares	197,093
Liberty Global PLC	Common and preferred stock 2,170 shares	193,108
Oracle Corporation	Common and preferred stock 4,840 shares	185,178
Precision Castparts Corporation	Common and preferred stock 680 shares	183,124
Morgan Stanley	Common and preferred stock 5,760 shares	180,634
Expedia Inc.	Common and preferred stock 2,590 shares	180,419
Philip Morris International Inc.	Common and preferred stock 2,030 shares	176,874
Qualcomm Inc.	Common and preferred stock 2,343 shares	173,968
Sherwin-Williams Company	Common and preferred stock 930 shares	170,655
EOG Resources Inc.	Common and preferred stock 950 shares	159,448
Eaton Corporation PLC	Common and preferred stock 2,080 shares	158,330
IntercontinentalExchange Group Inc.	Common and preferred stock 690 shares	155,195
B/E Aerospace Inc.	Common and preferred stock 1,760 shares	153,173
Discover Financial Services	Common and preferred stock 2,720 shares	152,184

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Monster Beverage Corporation	Common and preferred stock 2,150 shares	145,706
Affiliated Managers Group Inc.	Common and preferred stock 670 shares	145,310
Sirius XM Holdings Inc.	Common and preferred stock 39,910 shares	139,286
Actavis PLC	Common and preferred stock 820 shares	137,760
Allergan Inc.	Common and preferred stock 1,240 shares	137,739
Catamaran Corporation	Common and preferred stock 2,880 shares	136,742
Anadarko Petroleum Corporation	Common and preferred stock 1,720 shares	136,431
Estee Lauder Companies Inc. Class A	Common and preferred stock 1,710 shares	128,797
United Parcel Service Inc. Class B	Common and preferred stock 1,200 shares	126,096
CVS Caremark Corporation	Common and preferred stock 1,750 shares	125,248
JP Morgan Chase & Company*	Common and preferred stock 2,110 shares	123,393
Northern Trust Corporation*	Common and preferred stock 1,960 shares	121,304
Athenahealth Inc.	Common and preferred stock 900 shares	121,050
The Goldman Sachs Group Inc.	Common and preferred stock 680 shares	120,537
Discovery Communications Inc.	Common and preferred stock 1,320 shares	119,354
Accenture PLC	Common and preferred stock 1,440 shares	118,397
Fortune Brands Home & Securities Inc.	Common and preferred stock 2,570 shares	117,449
Express Scripts Holding Company	Common and preferred stock 1,660 shares	116,598
Celgene Corporation	Common and preferred stock 690 shares	116,582
Ralph Lauren Corporation Class A	Common and preferred stock 660 shares	116,536
Halliburton Company	Common and preferred stock 2,270 shares	115,203
Yandex NV Class A	Common and preferred stock 2,520 shares	108,738
American Tower Corporation	Common and preferred stock 1,360 shares	108,555
Wells Fargo & Company*	Common and preferred stock 2,360 shares	107,144
Under Armor Inc. Class A	Common and preferred stock 1,220 shares	106,506
Nordstrom, Inc.	Common and preferred stock 1,710 shares	105,678
Johnson & Johnson	Common and preferred stock 1,150 shares	105,329
Kansas City Southern	Common and preferred stock 850 shares	105,256
ServiceNow Inc.	Common and preferred stock 1,850 shares	103,619
Abbott Laboratories	Common and preferred stock 2,596 shares	99,505
Mondelez International Inc.	Common and preferred stock 2,790 shares	98,487
Omnicom Group Inc.	Common and preferred stock 1,321 shares	98,243
Stryker Corporation	Common and preferred stock 1,300 shares	97,682
FleetCor Technologies Inc.	Common and preferred stock 830 shares	97,251
Red Hat Inc.	Common and preferred stock 1,710 shares	95,828
The Gap Inc.	Common and preferred stock 2,440 shares	95,355
Jarden Corporation	Common and preferred stock 1,530 shares	93,866
eBay Inc.	Common and preferred stock 1,710 shares	93,862
T Rowe Price Group Inc.	Common and preferred stock 1,108 shares	92,817
Medtronic Inc.	Common and preferred stock 1,600 shares	91,824
Equinix Inc.	Common and preferred stock 510 shares	90,500
Parker-Hannifin Corporation	Common and preferred stock 660 shares	84,902
Verisk Analytics Inc. Class A	Common and preferred stock 1,290 shares	84,779
Intuit Inc.	Common and preferred stock 1,110 shares	84,715
Bed Bath & Beyond Inc.	Common and preferred stock 1,049 shares	84,235
Scripps Networks Interactive Inc. Class A	Common and preferred stock 970 shares	83,818
VeriSign Inc.	Common and preferred stock 1,380 shares	82,496
Starwood Hotels & Resorts Worldwide Inc.	Common and preferred stock 1,030 shares	81,834
Chicago Bridge & Iron Company	Common and preferred stock 940 shares	78,152
TJX Companies Inc.	Common and preferred stock 1,210 shares	77,113
Rockwell Automation Inc.	Common and preferred stock 650 shares	76,804
Intel Corporation	Common and preferred stock 2,950 shares	76,582
F5 Networks Inc.	Common and preferred stock 840 shares	76,322
EMC Corporation	Common and preferred stock 3,020 shares	75,953
Paccar Inc.	Common and preferred stock 1,260 shares	74,554
Marsh & McLennan Companies Inc.	Common and preferred stock 1,530 shares	73,991
Becton, Dickinson and Company	Common and preferred stock 650 shares	71,819

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Church & Dwight Inc.	Common and preferred stock 1,080 shares	71,582
Yelp Inc. Class A	Common and preferred stock 1,030 shares	71,019
Cardinal Health Inc.	Common and preferred stock 1,040 shares	69,482
VMware Inc.	Common and preferred stock 740 shares	66,385
Occidental Petroleum Corporation	Common and preferred stock 690 shares	65,619
Ingersoll-Rand PLC	Common and preferred stock 1,050 shares	64,680
Adobe Systems Inc.	Common and preferred stock 1,060 shares	63,473
Joy Global Inc.	Common and preferred stock 1,070 shares	62,584
Covidien PLC	Common and preferred stock 910 shares	61,971
PulteGroup Inc.	Common and preferred stock 2,980 shares	60,703
Alaska Air Group Inc.	Common and preferred stock 820 shares	60,163
Mattel Inc.	Common and preferred stock 1,260 shares	59,951
SM Energy Company	Common and preferred stock 720 shares	59,839
Chevron Corporation	Common and preferred stock 470 shares	58,708
Harley-Davidson Motor Company	Common and preferred stock 840 shares	58,162
Coach Inc.	Common and preferred stock 1,020 shares	57,253
Petsmart Inc.	Common and preferred stock 780 shares	56,745
Agilent Technologies Inc.	Common and preferred stock 990 shares	56,618
CF Industries Holdings, Inc.	Common and preferred stock 230 shares	53,599
L Brands Inc.	Common and preferred stock 829 shares	51,274
Citrix Systems, Inc.	Common and preferred stock 780 shares	49,335
Teradata Corporation	Common and preferred stock 1,060 shares	48,219
Ecolab, Inc.	Common and preferred stock 460 shares	47,964
Total Large Cap Growth Asset Class			25,938,794

Large Cap Index Asset Class:
NT Collective S&P 500 Index Fund – Non Lending*	Collective trust fund 9,288 units	54,109,878
Total Large Cap Index Asset Class			54,109,878

Large Cap Value Asset Class:
NT Collective Russell 1000 Value Index Fund - Non Lending*	Collective trust fund 2,355 units	583,305
Wells Fargo & Company*	Common and preferred stock 6,253 shares	283,885
Comcast Corporation Class A	Common and preferred stock 4,697 shares	244,079
Merck & Company Inc.	Common and preferred stock 4,647 shares	232,581
Microsoft Corporation	Common and preferred stock 6,116 shares	228,922
General Electric Company	Common and preferred stock 7,829 shares	219,447
NT Collective Short Term Investment Fund*	Collective trust fund 215,064 units	215,064
Pfizer Inc.	Common and preferred stock 6,858 shares	210,061
Sanofi-Aventis	Common and preferred stock 3,804 shares	204,009
Schlumberger Limited	Common and preferred stock 2,191 shares	197,432
Chevron Corporation	Common and preferred stock 1,551 shares	193,735
Capital One Financial Corporation	Common and preferred stock 2,500 shares	191,525
Hewlett-Packard Company	Common and preferred stock 6,400 shares	179,072
Bank of America Corporation*	Common and preferred stock 11,013 shares	171,472
JP Morgan Chase & Company*	Common and preferred stock 2,745 shares	160,528
Time Warner Inc.	Common and preferred stock 2,000 shares	139,440
MetLife Inc.	Common and preferred stock 2,473 shares	133,344
Novartis AG	Common and preferred stock 1,600 shares	128,608
The Charles Schwab Corporation	Common and preferred stock 4,700 shares	122,200
Glaxosmithkline PLC	Common and preferred stock 2,200 shares	117,458
UnitedHealth Group Inc.	Common and preferred stock 1,550 shares	116,715
Liberty Interactive Corporation	Common and preferred stock 3,903 shares	114,553
Time Warner Cable Inc.	Common and preferred stock 800 shares	108,400
FedEx Corporation	Common and preferred stock 750 shares	107,828
The Goldman Sachs Group Inc.	Common and preferred stock 600 shares	106,356
Roche Holdings Limited	Common and preferred stock 1,500 shares	105,300
Forest Laboratories Inc.	Common and preferred stock 1,753 shares	105,233

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Bank of New York Mellon Corporation	Common and preferred stock 3,000 shares	104,820
Vodafone Group PLC	Common and preferred stock 2,445 shares	96,113
Symantec Corporation	Common and preferred stock 4,000 shares	94,320
State Street Corporation	Common and preferred stock 1,201 shares	88,141
Exxon Mobil Corporation	Common and preferred stock 870 shares	88,044
Twenty-First Century Fox Inc. Class A	Common and preferred stock 2,500 shares	87,950
Ameriprise Financial Inc.	Common and preferred stock 750 shares	86,288
Vulcan Materials Company	Common and preferred stock 1,318 shares	78,316
Illinois Tool Works Inc.	Common and preferred stock 902 shares	75,840
Unum Group	Common and preferred stock 2,105 shares	73,843
Northrop Grumman Corporation	Common and preferred stock 638 shares	73,121
Motorola Solutions Inc.	Common and preferred stock 1,082 shares	73,035
Citigroup, Inc.	Common and preferred stock 1,401 shares	73,006
EMC Corporation	Common and preferred stock 2,816 shares	70,822
Wal-Mart Stores Inc.	Common and preferred stock 900 shares	70,821
Omnicom Group Inc.	Common and preferred stock 927 shares	68,941
PNC Financial Services Group	Common and preferred stock 888 shares	68,891
Sealed Air Corporation	Common and preferred stock 2,001 shares	68,134
Eaton Corporation PLC	Common and preferred stock 891 shares	67,823
Discover Financial Services	Common and preferred stock 1,210 shares	67,700
Norfolk Southern Corporation	Common and preferred stock 729 shares	67,673
Marathon Oil Corporation	Common and preferred stock 1,916 shares	67,635
Lowes Companies Inc.	Common and preferred stock 1,361 shares	67,438
Eli Lilly & Company	Common and preferred stock 1,314 shares	67,014
Baker Hughes Inc.	Common and preferred stock 1,200 shares	66,312
TE Connectivity Limited	Common and preferred stock 1,200 shares	66,132
American International Group Inc.	Common and preferred stock 1,293 shares	66,008
E. I. du Pont de Nemours & Company	Common and preferred stock 1,013 shares	65,815
Hess Corporation LLC	Common and preferred stock 786 shares	65,238
Noble Energy Inc.	Common and preferred stock 956 shares	65,113
Weyerhaeuser Company	Common and preferred stock 2,038 shares	64,340
Viacom Inc. Class B	Common and preferred stock 736 shares	64,282
Philip Morris International Inc.	Common and preferred stock 736 shares	64,128
Covidien PLC	Common and preferred stock 941 shares	64,082
General Motors Company	Common and preferred stock 1,567 shares	64,043
Texas Instruments Inc.	Common and preferred stock 1,446 shares	63,494
AOL Inc.	Common and preferred stock 1,331 shares	62,051
CVS Caremark Corporation	Common and preferred stock 864 shares	61,836
Travelers Companies Inc.	Common and preferred stock 673 shares	60,933
Apache Corporation	Common and preferred stock 700 shares	60,158
Mondelez International Inc.	Common and preferred stock 1,697 shares	59,904
Family Dollar Stores Inc.	Common and preferred stock 914 shares	59,383
Verizon Communications Inc.	Common and preferred stock 1,185 shares	58,231
NetApp Inc.	Common and preferred stock 1,400 shares	57,596
NextEra Energy Inc.	Common and preferred stock 661 shares	56,595
Bristol-Myers Squibb Company	Common and preferred stock 1,056 shares	56,126
Google Inc. Class A	Common and preferred stock 50 shares	56,036
Honeywell International Inc.	Common and preferred stock 607 shares	55,462
eBay Inc.	Common and preferred stock 1,000 shares	54,890
Fifth Third Bancorp	Common and preferred stock 2,547 shares	53,563
Apple Inc.	Common and preferred stock 95 shares	53,305
PepsiCo Inc.	Common and preferred stock 641 shares	53,165
Valero Energy Corporation	Common and preferred stock 1,020 shares	51,408
Legg Mason Inc.	Common and preferred stock 1,175 shares	51,089
Cisco Systems Inc.	Common and preferred stock 2,266 shares	50,872
Corning Inc.	Common and preferred stock 2,800 shares	49,896
HCA Holdings, Inc.	Common and preferred stock 978 shares	46,660

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Dish Network Corporation Class A	Common and preferred stock 800 shares	46,336
US Bancorp	Common and preferred stock 1,101 shares	44,480
Celanese Corporation	Common and preferred stock 800 shares	44,248
Calpine Corporation	Common and preferred stock 2,235 shares	43,605
Deere & Company	Common and preferred stock 466 shares	42,560
Liberty Global PLC	Common and preferred stock 476 shares	42,359
Tyco International Limited	Common and preferred stock 1,000 shares	41,040
DIRECTV	Common and preferred stock 589 shares	40,694
Terex Corporation	Common and preferred stock 969 shares	40,688
Synopsys Inc.	Common and preferred stock 1,000 shares	40,570
Nokia Corporation	Common and preferred stock 5,000 shares	40,550
The ADT Corporation	Common and preferred stock 1,000 shares	40,470
The Dow Chemical Company	Common and preferred stock 900 shares	39,960
Coach Inc.	Common and preferred stock 700 shares	39,291
BB&T Corporation	Common and preferred stock 1,000 shares	37,320
Koninklijke Philips NV	Common and preferred stock 1,000 shares	36,970
Adobe Systems Inc.	Common and preferred stock 600 shares	35,928
Consol Energy Inc.	Common and preferred stock 944 shares	35,910
Sprint Corporation	Common and preferred stock 3,324 shares	35,733
Dover Corporation	Common and preferred stock 368 shares	35,527
McGraw Hill Financial Inc.	Common and preferred stock 450 shares	35,190
Computer Sciences Corporation	Common and preferred stock 600 shares	33,528
Firstenergy Corporation	Common and preferred stock 1,012 shares	33,376
Sun Trust Banks Inc.	Common and preferred stock 900 shares	33,129
Xerox Corporation	Common and preferred stock 2,600 shares	31,642
Boston Scientific Corporation	Common and preferred stock 2,600 shares	31,252
Weatherford International Limited	Common and preferred stock 2,000 shares	30,980
Procter & Gamble Company	Common and preferred stock 369 shares	30,040
Unilever PLC	Common and preferred stock 700 shares	28,840
Medtronic Inc.	Common and preferred stock 500 shares	28,695
Aegon N.V.	Common and preferred stock 3,000 shares	28,440
AutoNation Inc.	Common and preferred stock 569 shares	28,274
Express Scripts Holding Company	Common and preferred stock 400 shares	28,096
HSBC Holdings PLC	Common and preferred stock 500 shares	27,565
Cigna Corporation	Common and preferred stock 300 shares	26,244
Oracle Corporation	Common and preferred stock 679 shares	25,979
CarMax Inc.	Common and preferred stock 500 shares	23,510
Panasonic Corporation	Common and preferred stock 2,000 shares	23,320
Maxim Integrated Products Inc.	Common and preferred stock 700 shares	19,537
Cadence Design Systems, Inc.	Common and preferred stock 1,000 shares	14,020
News Corporation Class A	Common and preferred stock 700 shares	12,614
Domtar Corporation	Common and preferred stock 100 shares	9,434
Total Large Cap Value Asset Class			10,102,371

Participant Self-Directed Accounts			1,093,029

Real Estate Investment Trust (REIT) Asset Class:
Vanguard Specialized Portfolios REIT Index Fund Institutional Class	Mutual Fund 358,227 shares	5,079,653
NT Collective Short Term Investment Fund*	Collective trust fund 260,633 units	260,633
Total Real Estate Investment Trust (REIT) Asset Class			5,340,286

Small-Mid Cap Growth Asset Class:
Wasatch Small Cap Growth Fund	Mutual Fund 31,693 shares	1,662,930
NT Collective Russell 2000 Growth Index Fund - Non Lending*	Collective trust fund 1,152 units	278,605
B/E Aerospace Inc.	Common and preferred stock 584 shares	50,825
Manhattan Associates, Inc.	Common and preferred stock 321 shares	37,710
Ultimate Software Group Inc.	Common and preferred stock 242 shares	37,078

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Costar Group Inc.	Common and preferred stock 200 shares	36,915
Signature Bank of New York	Common and preferred stock 334 shares	35,877
Affiliated Managers Group Inc.	Common and preferred stock 165 shares	35,784
MWI Veterinary Supply, Inc.	Common and preferred stock 200 shares	34,117
Polaris Industries Inc.	Common and preferred stock 234 shares	34,080
Cooper Companies Inc.	Common and preferred stock 263 shares	32,570
Jack Henry & Associates Inc.	Common and preferred stock 517 shares	30,612
United Rentals, Inc.	Common and preferred stock 392 shares	30,556
West Pharmaceutical Services Inc.	Common and preferred stock 592 shares	29,044
Brunswick Corporation	Common and preferred stock 624 shares	28,741
Old Dominion Freight Line, Inc.	Common and preferred stock 528 shares	27,995
Middleby Corporation	Common and preferred stock 109 shares	26,157
Jarden Corporation	Common and preferred stock 403 shares	24,724
Cardtronics Inc.	Common and preferred stock 566 shares	24,593
Prestige Brands Holdings Inc.	Common and preferred stock 686 shares	24,559
Align Technology Inc.	Common and preferred stock 425 shares	24,289
LKQ Corporation	Common and preferred stock 715 shares	23,524
Geospace Technologies Corporation	Common and preferred stock 246 shares	23,328
Cyberonics Inc.	Common and preferred stock 348 shares	22,797
Lincoln Electric Holdings Inc.	Common and preferred stock 318 shares	22,686
PrivateBancorp, Inc.	Common and preferred stock 779 shares	22,536
WisdomTree Investments Inc.	Common and preferred stock 1,264 shares	22,385
Air Methods Corporation	Common and preferred stock 375 shares	21,874
Westlake Chemical Corporation	Common and preferred stock 179 shares	21,851
Fortune Brands Home & Securities Inc.	Common and preferred stock 474 shares	21,662
Covance Inc.	Common and preferred stock 245 shares	21,575
GNC Holdings Inc.	Common and preferred stock 361 shares	21,100
Oceaneering International, Inc.	Common and preferred stock 264 shares	20,824
Under Armor Inc. Class A	Common and preferred stock 238 shares	20,777
Buffalo Wild Wings Inc.	Common and preferred stock 141 shares	20,755
Euronet Worldwide Inc.	Common and preferred stock 428 shares	20,480
Manpower Inc.	Common and preferred stock 238 shares	20,435
Generac Holdings Inc.	Common and preferred stock 358 shares	20,277
FEI Company	Common and preferred stock 225 shares	20,106
Hanesbrands Inc.	Common and preferred stock 286 shares	20,097
Sonic Corporation	Common and preferred stock 993 shares	20,049
OpenTable Inc.	Common and preferred stock 251 shares	19,922
Cogent Comunications Group Inc.	Common and preferred stock 490 shares	19,801
Balchem Corporation	Common and preferred stock 333 shares	19,547
FMC Corporation	Common and preferred stock 252 shares	19,016
Portfolio Recovery Associates Inc.	Common and preferred stock 356 shares	18,811
A. O. Smith Corporation	Common and preferred stock 347 shares	18,717
Hexcel Corporation	Common and preferred stock 411 shares	18,368
ACI Worldwide Inc.	Common and preferred stock 281 shares	18,265
ITT Corporation	Common and preferred stock 419 shares	18,193
Transdigm Group Inc.	Common and preferred stock 112 shares	18,034
Interval Leisure Group Inc.	Common and preferred stock 582 shares	17,984
Gartner Inc.	Common and preferred stock 253 shares	17,976
Iconix Brand Group Inc.	Common and preferred stock 446 shares	17,706
TrueBlue Inc.	Common and preferred stock 654 shares	16,860
Examworks Group Inc.	Common and preferred stock 552 shares	16,488
Core Laboratories N.V.	Common and preferred stock 85 shares	16,231
Ulta Salon Cosmetics & Fragrance Inc.	Common and preferred stock 167 shares	16,119
Steven Madden Limited	Common and preferred stock 437 shares	15,990
The WhiteWave Foods Company Class A	Common and preferred stock 690 shares	15,829
Team Health Holdings, Inc.	Common and preferred stock 347 shares	15,806
On Assignment Inc.	Common and preferred stock 450 shares	15,714

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Employers Holdings Inc.	Common and preferred stock 489 shares	15,477
The Hain Celestial Group Inc.	Common and preferred stock 170 shares	15,433
Synchronoss Technologies Inc.	Common and preferred stock 481 shares	14,945
Encore Capial Group Inc.	Common and preferred stock 295 shares	14,827
Oasis Petroleum Inc.	Common and preferred stock 306 shares	14,373
Boulder Brands, Inc.	Common and preferred stock 892 shares	14,147
TriMas Corporation	Common and preferred stock 354 shares	14,121
Pros Holdings Inc.	Common and preferred stock 352 shares	14,045
ServiceNow Inc.	Common and preferred stock 250 shares	14,003
Marketaxess Holdings, Inc.	Common and preferred stock 205 shares	13,708
WebMD Health Corporation	Common and preferred stock 347 shares	13,707
VCA Antech Inc.	Common and preferred stock 436 shares	13,673
Wex Inc.	Common and preferred stock 135 shares	13,369
IPC The Hospitalist Company, Inc.	Common and preferred stock 212 shares	12,591
Penske Automotive Group Inc.	Common and preferred stock 260 shares	12,262
Red Robin Gourmet Burgers Inc.	Common and preferred stock 166 shares	12,208
Tenneco Inc.	Common and preferred stock 215 shares	12,163
HFF Inc.	Common and preferred stock 448 shares	12,029
Kate Spade & Company	Common and preferred stock 368 shares	11,802
Toro Company	Common and preferred stock 173 shares	11,003
Dril-Quip Inc.	Common and preferred stock 95 shares	10,443
Petsmart Inc.	Common and preferred stock 140 shares	10,185
NT Collective Short Term Investment Fund*	Collective trust fund 10,054 units	10,054
Gulfport Energy Corporation	Common and preferred stock 159 shares	10,041
Trulia Inc.	Common and preferred stock 284 shares	10,017
The Advisory Board Company	Common and preferred stock 150 shares	9,551
Commvault Systems Inc.	Common and preferred stock 115 shares	8,611
Asbury Automotive Group Inc.	Common and preferred stock 153 shares	8,222
Synaptics Inc.	Common and preferred stock 156 shares	8,082
Salix Pharmaceuticals Limited	Common and preferred stock 82 shares	7,375
Medivation Inc.	Common and preferred stock 111 shares	7,084
iShares Russell Mid-Cap Growth ETF	Mutual Fund 43 shares	3,628
Total Small-Mid Cap Growth Asset Class			3,721,435

Total Small-Mid Cap Index Asset Class:
NT Collective Extended Equity Market Index Fund - Non Lending*	Collective trust fund 120,200 units	16,157,311
Total Small-Mid Cap Index Asset Class			16,157,311

Small-Mid Cap Value Asset Class:
NT Collective Short Term Investment Fund*	Collective trust fund 984,119 units	984,119
NT Collective Russell 2000 Value Index Fund - Non Lending*	Collective trust fund 4,241 units	959,608
Willis Group Holdings	Common and preferred stock 9,485 shares	425,022
Microsemi Corporation	Common and preferred stock 13,070 shares	326,096
Elizabeth Arden Inc.	Common and preferred stock 9,035 shares	320,290
Reinsurance Group of America Inc.	Common and preferred stock 3,980 shares	308,091
Clearwater Paper Corporation	Common and preferred stock 5,850 shares	307,124
Arris Group Inc.	Common and preferred stock 12,400 shares	302,125
Coherent Inc.	Common and preferred stock 3,925 shares	291,980
Forestar Group Inc.	Common and preferred stock 13,405 shares	285,123
NRG Energy Inc.	Common and preferred stock 9,800 shares	281,455
Teradyne Inc.	Common and preferred stock 15,840 shares	279,100
Sun Trust Banks Inc.	Common and preferred stock 7,500 shares	276,075
Orkla A/S	Common and preferred stock 34,410 shares	271,495
Great Plains Energy Inc.	Common and preferred stock 11,200 shares	271,488
Cobalt International Energy Inc.	Common and preferred stock 16,000 shares	263,200
International Rectifier Corporation	Common and preferred stock 10,050 shares	262,004
Orbital Sciences Corporation	Common and preferred stock 10,940 shares	254,902

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Goodyear Tire & Rubber Company	Common and preferred stock 10,400 shares	248,040
LSI Corporation	Common and preferred stock 21,540 shares	237,371
ON Semiconductor Corporation	Common and preferred stock 28,600 shares	235,664
Axis Capital Holdings Limited	Common and preferred stock 4,825 shares	229,525
CNO Financial Group Inc.	Common and preferred stock 12,680 shares	224,309
Texas Capital Bancshares Inc.	Common and preferred stock 3,560 shares	221,432
Kosmos Energy Limited	Common and preferred stock 19,600 shares	219,128
Treehouse Foods Inc.	Common and preferred stock 3,145 shares	216,753
White Mountains Insurance Group Limited	Common and preferred stock 357 shares	215,300
Public Service Enterprise Group Inc.	Common and preferred stock 6,700 shares	214,668
Griffon Corporation	Common and preferred stock 16,095 shares	212,615
Valassis Communications Inc.	Common and preferred stock 6,200 shares	212,350
Molson Coors Brewing Company Class B	Common and preferred stock 3,700 shares	207,755
Regions Financial Corporation	Common and preferred stock 20,900 shares	206,701
Bruker Corporation	Common and preferred stock 10,380 shares	205,213
Kohl's Corporation	Common and preferred stock 3,600 shares	204,300
Con-Way Inc.	Common and preferred stock 5,100 shares	202,521
Humana Inc.	Common and preferred stock 1,900 shares	196,118
PPL Corporation	Common and preferred stock 6,400 shares	192,576
Western Alliance Bancorporation	Common and preferred stock 8,055 shares	192,192
BancorpSouth Inc.	Common and preferred stock 7,150 shares	181,753
PHH Corporation	Common and preferred stock 7,200 shares	175,320
Accuray Inc.	Common and preferred stock 20,070 shares	174,810
TriMas Corporation	Common and preferred stock 4,260 shares	169,931
Woodward Inc.	Common and preferred stock 3,640 shares	166,020
Unum Group	Common and preferred stock 4,700 shares	164,876
Harman International Industries, Inc.	Common and preferred stock 1,990 shares	162,882
Central Pacific Financial Corporation	Common and preferred stock 8,110 shares	162,849
Jazz Pharmaceuticals PLC	Common and preferred stock 1,280 shares	161,997
Rent-A-Center Inc.	Common and preferred stock 4,800 shares	160,032
JetBlue Airways Corporation	Common and preferred stock 18,680 shares	159,714
Euronet Worldwide Inc.	Common and preferred stock 3,285 shares	157,187
Approach Resources Inc.	Common and preferred stock 8,140 shares	157,021
Bio-Rad Laboratories, Inc. Class A	Common and preferred stock 1,265 shares	156,367
Carrizo Oil & Gas Inc.	Common and preferred stock 3,385 shares	151,546
Inter Parfums Inc.	Common and preferred stock 4,175 shares	149,507
Scorpio Tankers Inc.	Common and preferred stock 12,620 shares	148,790
PH Glatfelter Company	Common and preferred stock 5,205 shares	143,866
McDermott International Inc.	Common and preferred stock 15,400 shares	141,064
Kennedy-Wilson Holdings Inc.	Common and preferred stock 6,250 shares	139,063
Libbey Inc.	Common and preferred stock 6,530 shares	137,130
First Horizon National Corporation	Common and preferred stock 11,659 shares	135,827
Deltic Timber Corporation	Common and preferred stock 1,940 shares	131,804
Interpublic Group Companies Inc.	Common and preferred stock 7,300 shares	129,210
PartnerRe Limited	Common and preferred stock 1,225 shares	129,152
Zions Bancorp	Common and preferred stock 4,300 shares	128,828
Geo Group Inc.	Common and preferred stock 3,990 shares	128,558
Bob Evans Farms Inc.	Common and preferred stock 2,540 shares	128,499
Meadowbrook Insurance Group Inc.	Common and preferred stock 18,370 shares	127,855
Ingram Micro Inc. Class A	Common and preferred stock 5,400 shares	126,684
MKS Instruments	Common and preferred stock 4,225 shares	126,497
American Equity Investment Life Holding Company	Common and preferred stock 4,770 shares	125,833
Albany International Corporation Class A	Common and preferred stock 3,460 shares	124,318
Wesco International Inc.	Common and preferred stock 1,365 shares	124,311
Great Lakes Dredge & Dock Corporation	Common and preferred stock 13,190 shares	121,348
MDC Partners Inc. Class A	Common and preferred stock 4,735 shares	120,790
LSB Industries Inc.	Common and preferred stock 2,930 shares	120,189

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Inverness Medical Innovations Inc.	Common and preferred stock 3,230 shares	116,926
WSFS Financial Corporation	Common and preferred stock 1,500 shares	116,295
Ultratech Inc.	Common and preferred stock 3,960 shares	114,840
Avnet Inc.	Common and preferred stock 2,600 shares	114,686
Stanley Black & Decker Inc.	Common and preferred stock 1,400 shares	112,966
CDW Corporation	Common and preferred stock 4,800 shares	112,128
Titan Machinery Inc.	Common and preferred stock 6,130 shares	109,237
Schawk, Inc. Class A	Common and preferred stock 7,215 shares	107,287
Lear Corporation	Common and preferred stock 1,300 shares	105,261
Maiden Holdings Limited	Common and preferred stock 9,630 shares	105,256
Quest Diagnostics Inc.	Common and preferred stock 1,900 shares	101,726
FBR & Co. formerly FBR Capital Markets Corporation	Common and preferred stock 3,730 shares	98,397
Ocwen Financial Corporation	Common and preferred stock 1,760 shares	97,592
Saba Software, Inc.	Common and preferred stock 7,950 shares	97,388
Nuverra Environmental Solutions Inc.	Common and preferred stock 5,689 shares	95,518
Chiquita Brands International Inc.	Common and preferred stock 8,050 shares	94,185
Nelnet Inc. Class A	Common and preferred stock 2,230 shares	93,972
Keycorp	Common and preferred stock 6,900 shares	92,598
Computer Task Group Inc.	Common and preferred stock 4,880 shares	92,232
Employers Holdings Inc.	Common and preferred stock 2,860 shares	90,519
Ciber Inc.	Common and preferred stock 21,750 shares	90,045
Louisiana-Pacific Corporation	Common and preferred stock 4,845 shares	89,681
K12 Inc.	Common and preferred stock 4,110 shares	89,393
Exar Corporation	Common and preferred stock 7,550 shares	89,015
Astronics Corporation	Common and preferred stock 1,740 shares	88,740
Northfield Bancorp Inc.	Common and preferred stock 6,550 shares	86,460
Walter Investment Managment Corporation	Common and preferred stock 2,440 shares	86,278
Felcor Lodging Trust Inc.	Common and preferred stock 10,460 shares	85,354
PrivateBancorp, Inc.	Common and preferred stock 2,895 shares	83,752
Viewpoint Financial Group Inc.	Common and preferred stock 3,040 shares	83,448
Scorpio Bulkers Inc.	Common and preferred stock 8,210 shares	82,511
United Community Bank Blairsville Georgia	Common and preferred stock 4,640 shares	82,360
EnerSys Inc	Common and preferred stock 1,170 shares	82,005
Northern Trust Corporation*	Common and preferred stock 1,300 shares	80,457
Avery Dennison Corporation	Common and preferred stock 1,580 shares	79,300
Digi International Inc.	Common and preferred stock 6,540 shares	79,265
Texas Roadhouse Inc.	Common and preferred stock 2,830 shares	78,674
Universal Corporation	Common and preferred stock 1,420 shares	77,532
Embraer SA	Common and preferred stock 2,400 shares	77,232
Tutor Perini Corporation	Common and preferred stock 2,930 shares	77,059
MYR Group Inc.	Common and preferred stock 2,960 shares	74,237
The Western Union Company	Common and preferred stock 4,300 shares	74,175
CA Inc.	Common and preferred stock 2,200 shares	74,030
Bunge Limited	Common and preferred stock 900 shares	73,899
PRGX Global Inc.	Common and preferred stock 10,900 shares	73,248
UIL Corporation	Common and preferred stock 1,890 shares	73,238
Plantronics Inc.	Common and preferred stock 1,570 shares	72,927
Marvell Technology Group Limited	Common and preferred stock 5,000 shares	71,900
Home Loan Servicing Solutions	Common and preferred stock 3,080 shares	70,748
PMC-Sierra, Inc.	Common and preferred stock 10,900 shares	70,087
Starwood Property Trust Inc.	Common and preferred stock 2,450 shares	67,865
Fidelity and Guaranty Life	Common and preferred stock 3,580 shares	67,805
Navigator Holdings Limited	Common and preferred stock 2,480 shares	66,811
Lexington Realty Trust	Common and preferred stock 6,520 shares	66,569
Mack-Cali Realty Corporation REIT	Common and preferred stock 3,080 shares	66,158
Global Power Equipment Group Inc.	Common and preferred stock 3,340 shares	65,364
Denbury Resources Inc.	Common and preferred stock 3,945 shares	64,816

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Piedmont Natural Gas Inc.	Common and preferred stock 1,940 shares	64,330
Aegion Corporation	Common and preferred stock 2,890 shares	63,262
Stealthgas Inc.	Common and preferred stock 6,170 shares	62,872
Air Transport Services Group Inc.	Common and preferred stock 7,710 shares	62,374
Symmetry Medical, Inc.	Common and preferred stock 6,180 shares	62,294
First Midwest Bancorp Inc.	Common and preferred stock 3,540 shares	62,056
Avis Budget Group Inc.	Common and preferred stock 1,500 shares	60,630
Graftech International Limited	Common and preferred stock 5,250 shares	58,958
Winthrop Realty Trust Common Shares of Beneficial Interest	Common and preferred stock 5,310 shares	58,676
ACCO Brands Corporation	Common and preferred stock 8,650 shares	58,128
Aegean Marine Petroleum Network Inc.	Common and preferred stock 5,130 shares	57,559
Matthews International Corporation Class A	Common and preferred stock 1,330 shares	56,671
Fresh Del Monte Produce Inc.	Common and preferred stock 2,000 shares	56,600
Symantec Corporation	Common and preferred stock 2,400 shares	56,592
Validus Holding Limited	Common and preferred stock 1,400 shares	56,406
Brinks Company	Common and preferred stock 1,640 shares	55,990
FTI Consulting Inc.	Common and preferred stock 1,360 shares	55,950
H & R Block Inc.	Common and preferred stock 1,900 shares	55,176
Alleghany Corporation	Common and preferred stock 136 shares	54,395
Crocs Inc.	Common and preferred stock 3,390 shares	53,969
JetBlue Airways Corporation	Common and preferred stock 6,300 shares	53,865
Orion Marine Group, Inc.	Common and preferred stock 4,430 shares	53,293
EPL Oil & Gas, Inc.	Common and preferred stock 1,850 shares	52,725
CYS Investments Inc.	Common and preferred stock 6,770 shares	50,166
The Hanover Insurance Group Inc.	Common and preferred stock 840 shares	50,156
Cadiz, Inc.	Common and preferred stock 7,160 shares	49,834
WellCare Health Plans Inc.	Common and preferred stock 700 shares	49,294
Diodes Inc.	Common and preferred stock 2,080 shares	49,005
Big Lots Inc.	Common and preferred stock 1,500 shares	48,435
Great Plains Energy Inc.	Common and preferred stock 1,970 shares	47,753
ICF International, Inc.	Common and preferred stock 1,370 shares	47,553
KAR Auction Services Inc.	Common and preferred stock 1,550 shares	45,803
Hormel Foods Corporation	Common and preferred stock 1,010 shares	45,622
Huntington Ingalls Industries, Inc.	Common and preferred stock 500 shares	45,005
MRC Global Inc.	Common and preferred stock 1,370 shares	44,196
McDermott International Inc.	Common and preferred stock 4,810 shares	44,060
Empire District Electronic Company	Common and preferred stock 1,940 shares	44,019
American Capital Mortgage Investment Corporation	Common and preferred stock 2,500 shares	43,650
Portland General Electric Company	Common and preferred stock 1,420 shares	42,884
Comerica Inc.	Common and preferred stock 900 shares	42,786
Precision Drilling Corporation	Common and preferred stock 4,510 shares	42,259
THL Credit Inc.	Common and preferred stock 2,530 shares	41,720
Natus Medical Inc.	Common and preferred stock 1,850 shares	41,625
Western Refining Inc.	Common and preferred stock 980 shares	41,562
News Corporation Class A	Common and preferred stock 2,300 shares	41,446
Reliance Steel & Aluminum Company	Common and preferred stock 540 shares	40,954
Destination XL Group Inc.	Common and preferred stock 6,080 shares	39,946
W&T Offshore Inc.	Common and preferred stock 2,400 shares	38,400
Campus Crest Communities Inc.	Common and preferred stock 4,080 shares	38,393
Cairn Energy PLC	Common and preferred stock 4,200 shares	37,968
Aspen Insurance Holdings Limited	Common and preferred stock 900 shares	37,179
Amdocs Limited	Common and preferred stock 900 shares	37,116
Staples Inc.	Common and preferred stock 2,300 shares	36,547
Northwestern Corporation	Common and preferred stock 830 shares	35,956
Two Harbors Investment Corporation	Common and preferred stock 3,830 shares	35,542
Cloud Peak Energy Inc.	Common and preferred stock 1,910 shares	34,380
Navistar International Corporation	Common and preferred stock 900 shares	34,371

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

	Identity of Issue	Description of Investment	Current Value
	Government Properties Income Trust	Common and preferred stock 1,360 shares	33,796
	Flow International Corporation	Common and preferred stock 8,310 shares	33,572
	Customers Bancorp Inc.	Common and preferred stock 1,550 shares	31,713
	Middleby Corporation	Common and preferred stock 120 shares	28,796
	Omniamerican Bancorp, Inc.	Common and preferred stock 1,330 shares	28,435
	Medical Action Industries Inc.	Common and preferred stock 3,320 shares	28,419
	Cross Country Healthcare Inc.	Common and preferred stock 2,630 shares	26,247
	Bravo Brio Restaurant Group Inc.	Common and preferred stock 1,580 shares	25,707
	Highwoods Properties Inc.	Common and preferred stock 710 shares	25,681
	Wabash National Corporation	Common and preferred stock 1,910 shares	23,589
	Ritchie Bros. Auctioneers Inc.	Common and preferred stock 980 shares	22,471
	LGI Homes Inc.	Common and preferred stock 1,220 shares	21,704
	NovaGold Resources Inc.	Common and preferred stock 8,470 shares	21,514
	CST Brands Inc.	Common and preferred stock 580 shares	21,298
	Rand Logistics Inc.	Common and preferred stock 3,690 shares	21,291
	Landec Corporation	Common and preferred stock 1,710 shares	20,725
	Evolution Petroleum Corporation	Common and preferred stock 1,630 shares	20,114
	Aeropostale, Inc.	Common and preferred stock 2,190 shares	19,907
	Triangle Petroleum Corporation	Common and preferred stock 2,380 shares	19,802
	Comverse Inc.	Common and preferred stock 500 shares	19,400
	Kulicke and Soffa Industries Inc.	Common and preferred stock 1,450 shares	19,285
	XL Group PLC	Common and preferred stock 600 shares	19,104
	The Jones Group, Inc.	Common and preferred stock 1,150 shares	17,204
	GSE Holding Inc.	Common and preferred stock 8,000 shares	16,560
	FreightCar America Inc.	Common and preferred stock 500 shares	13,310
	Ignite Restaurant Group Inc.	Common and preferred stock 930 shares	11,625
	Gramercy Property Trust Inc.	Common and preferred stock 1,010 shares	5,808
Total Small-Mid Cap Value Asset Class				24,622,136

Notes Receivable from Participants*		Interest rates 4.25% - 12.66%		15,605,826

Other	NT Collective Short Term Investment Fund*	Collective trust fund 6,848 units		6,848
				$290,506,422

* Indicates party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Retirement and Savings Plan for Amgen Manufacturing, Limited (Name of Plan)

Date:	June 11, 2014	By:	/s/ MICHAEL A. KELLY
Michael A. Kelly
Chief Financial Officer
Amgen Manufacturing, Limited

THE RETIREMENT AND SAVINGS PLAN FOR
AMGEN MANUFACTURING, LIMITED
INDEX TO EXHIBIT

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1